FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2022

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Issues US Dollar Senior Notes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 6, 2022	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Issues US Dollar Senior Notes

Tokyo, January 6, 2022 (New York, January 6, 2022)—Nomura Holdings, Inc. has finalized on January 4, 2022, New York time, the terms of its US dollar senior notes (the “Notes”) as set forth below. The Notes are being offered in a global offering outside Japan including a public offering under a shelf registration statement in the United States. Nomura is subject to the Japanese Total Loss-Absorbing Capacity (TLAC) standard from March 31, 2021. The Notes are expected to qualify as TLAC-eligible debt.

(All dates below are in New York time)

Outline of senior unsecured fixed rate notes due 2027

1.	Amount of Issue	USD 1,250,000,000

2.	Issue Price	100.000% of the principal amount

3.	Interest Rate	2.329% per annum

4.	Settlement Date	January 11, 2022

5.	Interest Payment Dates	January 22 and July 22 of each year, commencing on July 22, 2022 (long first coupon)

6.	Maturity Date	January 22, 2027 (5 year tenor)

7.	Payment at Maturity	100.000% of the principal amount

8.	Ratings	Baa1 (Moody’s Japan K.K.) BBB+ (S&P Global Ratings Japan Inc.)

Outline of senior unsecured fixed rate notes due 2029

1.	Amount of Issue	USD 500,000,000

2.	Issue Price	100.000% of the principal amount

3.	Interest Rate	2.710% per annum

4.	Settlement Date	January 11, 2022

5.	Interest Payment Dates	January 22 and July 22 of each year, commencing on July 22, 2022 (long first coupon)

6.	Maturity Date	January 22, 2029 (7 year tenor)

7.	Payment at Maturity	100.000% of the principal amount

8.	Ratings	Baa1 (Moody’s Japan K.K.) BBB+ (S&P Global Ratings Japan Inc.)

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The issuer has filed a registration statement (including a prospectus and a related prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus included in the registration statement, the prospectus supplement relating to the offering and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplements relating to the securities offered in this offering, without charge, if you request them by contacting your Nomura Sales Representative, Nomura Securities International, Inc., Worldwide Plaza, 309 West 49th Street New York, New York 10019-7316

Outline of senior unsecured fixed rate notes due 2032

1.	Amount of Issue	USD 750,000,000

2.	Issue Price	100.000% of the principal amount

3.	Interest Rate	2.999% per annum

4.	Settlement Date	January 11, 2022

5.	Interest Payment Dates	January 22 and July 22 of each year, commencing on July 22, 2022 (long first coupon)

6.	Maturity Date	January 22, 2032 (10 year tenor)

7.	Payment at Maturity	100.000% of the principal amount

8.	Ratings	Baa1 (Moody’s Japan K.K.) BBB+ (S&P Global Ratings Japan Inc.)

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Wholesale (Global Markets and Investment Banking), and Investment Management. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The issuer has filed a registration statement (including a prospectus and a related prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus included in the registration statement, the prospectus supplement relating to the offering and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplements relating to the securities offered in this offering, without charge, if you request them by contacting your Nomura Sales Representative, Nomura Securities International, Inc., Worldwide Plaza, 309 West 49th Street New York, New York 10019-7316.